UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
                                (Amendment No. )


                             US Airways Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   90341W 10 8
--------------------------------------------------------------------------------
                                 (CUSIP number)


                       Peninsula Investment Partners, L.P.
                           Attention: R. Ted Weschler
                              404B East Main Street
                            Charlottesville, VA 22902
                                 (434) 297-0811
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 27, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

       [_] Rule 13d-1(b)

       [X] Rule 13d-1(c)

       [_] Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90341W 10 8
          -----------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Investment Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) |_|
                                                                    (b) |_|

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

5.   SOLE VOTING POWER

     None

6.   SHARED VOTING POWER

     4,000,000

7.   SOLE DISPOSITIVE POWER

     None

8.   SHARED DISPOSITIVE POWER

     4,000,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,000,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                      |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.8%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

CUSIP No. 90341W 10 8
          -----------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Capital Appreciation LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) |_|
                                                                    (b) |_|

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

5.   SOLE VOTING POWER

     None

6.   SHARED VOTING POWER

     4,000,000

7.   SOLE DISPOSITIVE POWER

     None

8.   SHARED DISPOSITIVE POWER

     4,000,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,000,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                      |_|

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.8%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO

CUSIP No. 90341W 10 8
          -----------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     R. Ted Weschler

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) |_|
                                                                    (b) |_|

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

5.   SOLE VOTING POWER

     123,750

6.   SHARED VOTING POWER

     4,000,000

7.   SOLE DISPOSITIVE POWER

     123,750

8.   SHARED DISPOSITIVE POWER

     4,000,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,123,750

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                      |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.0%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No. 90341W 10 8
          -----------

Item 1(a).   Name of Issuer:

             US Airways Group, Inc. (the "Issuer")
             -------------------------------------------------------------------

Item 1(b).   Address of Issuer's Principal Executive Offices:

             2345 Crystal Drive, Alexandria, Virginia 22227
             -------------------------------------------------------------------

Item 2(a).   Name of Person Filing:

             This statement is being filed by Peninsula Investment
             Partners, L.P., a Delaware limited partnership ("Peninsula Investment Partners"), Peninsula Capital Appreciation LLC, a Delaware limited liability company ("Peninsula Capital") and
             R. Ted Weschler with respect to the Shares directly owned by Peninsula Investment Partners. Peninsula Investment Partners, Peninsula Capital and Mr. Weschler are sometimes individually referred to herein as a "Reporting Person"
             and collectively as the "Reporting Persons."
             -------------------------------------------------------------------

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             Address for the Reporting Persons:

             Peninsula Investment Partners, L.P.
             404B East Main Street
             Charlottesville, VA 22902
             Attn: R. Ted Weschler
             -------------------------------------------------------------------

Item 2(c).   Citizenship:

             Peninsula Investment Partners - Delaware
             Peninsula Capital - Delaware
             R. Ted Weschler - United States
             -------------------------------------------------------------------

Item 2(d).   Title of Class of Securities:

             Common Shares, par value $.01 per share (the "Shares")
             -------------------------------------------------------------------

Item 2(e).   CUSIP Number:

             90341W 10 8
             -------------------------------------------------------------------

Item 3.      Not applicable.


Item 4.      Ownership.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             For each of Peninsula Investment Partners and Peninsula Capital:

                    (a) Amount beneficially owned: 4,000,000 Shares

                    (b) Percent of class: 5.8%

                    (c) Number of shares as to which such person has:

                       (i) Sole power to vote or to direct the vote: None

                      (ii) Shared power to vote or to direct the vote: 4,000,000

                     (iii) Sole power to dispose or to direct the
                           disposition of: None

                      (iv) Shared power to dispose or to direct the
                           disposition of: 4,000,000

             For Mr. Weschler:

                    (a) Amount beneficially owned: 4,123,750* Shares

                    (b) Percent of class: 6.0%

                    (c) Number of shares as to which such person has:

                       (i) Sole power to vote or to direct the vote: 123,750*

                      (ii) Shared power to vote or to direct the vote: 4,000,000

                     (iii) Sole power to dispose or to direct the
                           disposition of: 123,750*

                      (iv) Shared power to dispose or to direct the
                           disposition of: 4,000,000

             * Mr. Weschler has sole voting and dispositive power with respect to 123,750 Shares owned beneficially by Mr. Weschler in an IRA Rollover account.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.
          ----------------------------------------------------------------------

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Peninsula Capital is the sole general partner of Peninsula Investment Partners. Mr. Weschler is the sole Managing Member of Peninsula Capital and is responsible for investment decisions with regard to Peninsula Investment Partners and Peninsula Capital and may be deemed a beneficial owner of the Shares reported in this Schedule 13G. The Shares beneficially owned by Peninsula Capital and Mr. Weschler are owned by Peninsula Investment Partners, except for 123,750 Shares owned beneficially by Mr. Weschler in an IRA Rollover account. Peninsula Capital and Mr. Weschler disclaim beneficial ownership of the Shares held by Peninsula Investment Partners except to the extent of any pecuniary interest therein. Mr. Weschler and Peninsula Capital has the power to direct the receipt of dividends from or the proceeds of the sale of the Shares owned by Peninsula Investment Partners.
          ----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.
          ----------------------------------------------------------------------

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.
          ----------------------------------------------------------------------

Item 9.   Notice of Dissolution of Group.

          Not applicable.
          ----------------------------------------------------------------------

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 7, 2005                    PENINSULA INVESTMENT PARTNERS

                                          By Peninsula Capital Appreciation LLC,
                                              its General Partner


                                          By:  /s/ Ted Weschler
                                               --------------------------
                                          Name:   R. Ted Weschler
                                          Title:  Managing Member


                                          PENINSULA CAPITAL APPRECIATION LLC


                                          By: /s/ Ted Weschler
                                              ---------------------------
                                          Name:  R. Ted Weschler
                                          Title:  Managing Member


                                          /s/ Ted Weschler
                                          --------------------
                                              R. Ted Weschler

                                  EXHIBIT INDEX


     Exhibit No.                    Exhibit
     -----------                    -------

     99.1           Joint Filing Agreement among the Reporting Persons dated
                    October 7, 2005

                                                                    Exhibit 99.1


                             Joint Filing Agreement

          In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Shares of the Issuer and further agree that this Joint Filing Agreement be included as an exhibit to this Schedule 13G. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement on Schedule 13G.

          In evidence whereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of October 7, 2005.


                                          PENINSULA INVESTMENT PARTNERS


                                          By Peninsula Capital Appreciation LLC,
                                              its General Partner


                                          By:  /s/ Ted Weschler
                                               --------------------------
                                          Name:   R. Ted Weschler
                                          Title:  Managing Member


                                          PENINSULA CAPITAL APPRECIATION LLC


                                          By: /s/ Ted Weschler
                                              ---------------------------
                                          Name:  R. Ted Weschler
                                          Title:  Managing Member


                                          /s/ Ted Weschler
                                          --------------------
                                              R. Ted Weschler

03038.0001 #607222